SECURITIES AND EXCHANGE COMMISSION
                             Washington DC 20549



                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 1998




                             GENTIA SOFTWARE PLC

                                Tuition House
                               St George's Road
                                  Wimbledon
                               London SW19 4EU
                                United Kingdom
                   (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F   X           Form 40-F
                -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                     No          X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

      82-   N.A.

                                Page 1 of 3 Pages

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                               GENTIA SOFTWARE PLC

For Immediate Release

On November 1, 1998, Scott G. Silk, confirmed his resignation from the Board of Gentia Software plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GENTIA SOFTWARE plc





                                     By: /s/ George F Sprenkle

                                         George F Sprenkle
                                         Chief Financial Officer


Date:  November 6, 1998